SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                                                Commission File Number 0-21986

                           NOTIFICATION OF LATE FILING
(Check  One):  [XX]  Form  10-K [ ] Form  11-K  [ ]  Form  20-F [ ] Form  10-Q
[  ] Form N-SAR
For Period Ended:  October 31, 1996
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[xx]Transition Report on Form 10-K
[  ]Transition Report on Form 10-Q
[  ]Transition Report on Form 20-F
[  ]Transition Report on Form N-SAR
[  ]Transition Report on Form 11-K
For the Transition Period Ended:
    Read attached instruction sheet before preparing form. Please print or type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
    If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


                         Part I. Registrant Information

Full name of registrant      ABLE TELCOM HOLDING CORP.
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Former name if applicable:

Address of  principal  executive  office  (Street and number)
 1601 FORUM PLACE,SUITE 1110
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City, State and Zip Code
 WEST PALM BEACH, FLORIDA 33401
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                        Part II. Rule 12b-25 (b) and (c)
    If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)
[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without  unreasonable effort or expense;
[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                               Part III. Narrative
    State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     On October 12, 1996 and December 2, 1996, the Registrant acquired two significant subsidiaries. Each such acquisition required the preparation of Current Reports on Form 8-K (filed October 25, 1996 and amended on December 20, 1996 with respect to the October 12, 1996 acquisition; and filed December 13, 1996 and to be amended on or about February 11, 1996 with respect to the December 2, 1996 acquisition). The acquisition also resulted in significantly increased accounting and audit responsibilities. As a result of the financial reporting, accounting, and auditing requirements, the Company is unable to file its Annual Report on Form 10-K within the prescribed time period without unreasonable expense and effort.

                           Part IV. Other Information
    (1) Name and telephone number of person to contact in regard to this notification
     DANIEL L. OSBORNE          (561)               688-0400
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        (Name)                 (Area code)       (Telephone number)

    (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                [ X] Yes [  ] No
    (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                [ X] Yes [ X] No
    If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The Company recorded special charges during the second and fourth quarters of fiscal year 1996 which will result in a net loss of $(5,910,247) for the fiscal year when compared to a $(281,166) net loss for 1995.



                            ABLE TELCOM HOLDING CORP.
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                  (Name of registrant as specified in charter)
Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

                                         /s/ Daniel L. Osborne
Date:  January 29, 1997                  --------------------------------------
                                         Daniel L. Osborne
                                         Chief Financial and Accounting Officer